Filed pursuant to Rule 253(g)(2)

File No. 024-11479

APTERA MOTORS CORP.

SUPPLEMENT DATED APRIL 19, 2024

TO OFFERING CIRCULAR DATED SEPTEMBER 5, 2023

EXPLANATORY NOTE

This supplement (the “Supplement”) to the offering circular (the “Offering Circular”) filed on September 5, 2023 with the U.S. Securities and Exchange Commission (the “SEC”) should be read in conjunction with the Offering Circular, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available here:

https://www.sec.gov/Archives/edgar/data/1786471/000119312523228374/d526648d253g2.htm.

Additional information about the Aptera Motors Corp. (the “Company”) is available in its 2023 Annual Report filed on Form C-AR, which is incorporated by reference herein and is available here:

https://www.sec.gov/Archives/edgar/data/1786471/000149315224013049/formc-ar.htm.

The purpose of this Supplement is to:

●	Amend the perks available to investors.

The “Perks” section in the “Plan of Distribution and Selling Securityholders” on page 19 of the Offering Circular is replaced with the following:

Perks

The Company is offering perks at no additional cost to the investors based on the amount invested. Investors will receive the perks listed for each investment tier as well as all perks for the lower investment tiers:

Investors who invest at least $1,000 will receive a $100 coupon* toward the purchase price of a vehicle. This coupon can be used for the pre-order reservation fee.

Investors who invest at least $2,000 will receive a $1,000 coupon* toward the purchase price of a vehicle.

Investors who invest at least $10,000 will receive the following:

●	5% discount on a future vehicle (the “5% discount”).**

Investors who invest $25,000 will receive the following:

●	Tour of Aptera headquarters in Carlsbad, California

●	Test ride in one of our development vehicles

Investors who invest at least $27,000 will receive the following:

●	The opportunity to purchase the first Aptera units that the Company delivers to the United Arab Emirates with unique vehicle identifiers for the region. ***

Investors who invest $100,000 will have lunch with our founders, Chris Anthony and Steve Fambro.

*	The maximum an investor can use in coupons on a single vehicle is $1,100 (the coupons for the first two levels). The coupons cannot be transferred, redeemed or assigned. The coupon can be used with the 5% discount, and will be applied prior to calculating the discount. The $1,000 coupon will only be applicable to those that invest or that sign a subscription agreement on or after December 1, 2023. The coupon is limited to one coupon per investor, not one per investment.

**	Up to $2,500 value.

***	The vehicle is not yet in production. The Company has created a priority delivery waitlist of the first 53 vehicles that will be delivered to the United Arab Emirates, for investors who invest at least $27,000 in the Company on or after April 19, 2024. Placement on the waitlist is determined based on investment amount and is limited to 53 participants. This is a separate perk from the priority delivery waitlist for the first 2,000 Launch Edition vehicles that are to be delivered in California, for which the waitlist is now full. This perk is specifically intended for investors that will take delivery of their vehicle in the United Arab Emirates.

TAX CONSEQUENCES FOR RECIPIENTS (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO REWARDS AND BONUS ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

THE EXISTENCE OF A PERK DOES NOT GUARANTEE THE PRICING, SPECIFICATIONS OR THE PRODUCTION OF ANY VEHICLE. FOR MORE INFORMATION ON THE RISKS APPLICABLE TO THE COMPANY, PLEASE REFER TO THE SECTIONS TITLED “RISK FACTORS” IN THE COMPANY’S ANNUAL REPORT ON FORM C-AR FILED WITH THE SEC ON APRIL 3, 2024, AND THE OFFERING CIRCULAR.

THE COMPANY RESERVES THE RIGHT TO DISCONTINUE ANY OF THE PERKS AT MANAGEMENTS DISCRETION OR FOR REGULATORY PURPOSES.